Exhibit (a)(2)

FOR IMMEDIATE RELEASE

CONTACTS:	MCI	Digex, Incorporated
	Claire Hassett	Tania Almond
	1-800-644-NEWS	240-456-3800

MCI AND DIGEX FILE AMENDED MATERIALS REGARDING

TENDER OFFER FOR CLASS A COMMON STOCK OF DIGEX

MCI Extends Tender Offer

ASHBURN, Va. and LAUREL, Md. – September 23, 2003 – MCI (WCOEQ, MCWEQ) announced today that it has extended its tender offer for all of the outstanding shares of Class A Common Stock of Digex, Incorporated (OTCBB: DIGX) for $0.80 per share net to the seller in cash. The tender offer, as extended, will now expire at 5:00 p.m., New York City time, on Friday, October 3, 2003. The tender offer was originally scheduled to expire at 12:00 midnight, New York City time, on September 24, 2003. As of the date hereof, approximately 3,380,415 shares of Class A Common Stock have been validly tendered (and not properly withdrawn).

MCI and Digex also announced today the filing of amended materials with the Securities and Exchange Commission (SEC) regarding the tender offer. The tender offer materials were amended as a result of comments received from the SEC about the originally filed materials. MCI’s offer price in the tender offer remains at $0.80 per share net to seller in cash and MCI’s offer remains subject to certain conditions, including the condition that approximately 74.3% of the outstanding shares of Class A Common Stock not owned by MCI and its subsidiaries be tendered in the offer. MCI intends, following successful completion of the tender offer, to acquire all of the remaining outstanding shares of Class A Common Stock not tendered in the offer pursuant to a “short-form” merger.

MCI’s tender offer remains subject to further extension and, subject to the right of stockholders of Digex to withdraw shares of Class A Common Stock until such extended expiration date, MCI may retain the shares of Class A Common Stock that have been tendered until the expiration of the tender offer as extended. Any such extension will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Georgeson Shareholder Communications Inc. is acting as the Information Agent in connection with the tender offer and can be contacted at (212) 440-9800 (for banks and brokers) or (866) 295-8105 (toll free for all others).

The amended materials, as well as the other documentation relating to the offer, may be obtained free of charge at the SEC’s web site, www.sec.gov, or by contacting Georgeson

Shareholder Communications. Digex stockholders and other interested parties are urged to read the amended materials and the other documentation relating to the offer because they will contain important information.

ABOUT WORLDCOM, INC.

WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

ABOUT DIGEX

Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

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